UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F
                                                 ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following is included in this Report on Form 6-K:

                     1. Material Change Report, dated December 10, 2003.







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
                             MATERIAL CHANGE REPORT
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)


ITEM 1:    REPORTING ISSUER

           Hemosol Inc. ("Hemosol")
           2585 Meadowpine Blvd.
           Mississauga, Ontario  L5N 8H9


ITEM 2:    DATE OF MATERIAL CHANGE

           December 3, 2003

ITEM 3:    PRESS RELEASE

           A press release was issued on December 4, 2003 by Hemosol in Toronto, Ontario over Canada NewsWire, a copy of which is attached hereto as Schedule A.


ITEM 4:    SUMMARY OF MATERIAL CHANGE

           On December 4, 2003, Hemosol announced that it had entered into a binding memorandum of understanding (the "ProMetic MOU") with ProMetic Biosciences, Ltd. ("ProMetic"), a wholly-owned subsidiary of ProMetic Life Sciences Inc., that will involve, among other things, Hemosol obtaining an exclusive North American license for the novel cascade purification process for plasma separation (the "Cascade") developed by ProMetic and its strategic partner, the American National Red Cross (the "American Red Cross"). The ProMetic MOU provides that Hemosol and ProMetic will use their best commercial efforts to define and execute all necessary definitive agreements for the strategic alliance within 45 days of executing the MOU.


ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           On December 4, 2003, Hemosol announced that it had entered into the ProMetic MOU that will involve, among other things, Hemosol licensing the Cascade. The ProMetic MOU provides that Hemosol and ProMetic will use their best commercial efforts to define and execute all necessary definitive agreements for the strategic alliance within 45 days of executing the ProMetic MOU. The principal commercial terms of the strategic alliance, as set out in the ProMetic MOU, will include:

          o Hemosol obtaining from ProMetic the exclusive North American license for the Cascade to recover valuable proteins from human plasma;


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
          o the implementation and optimization of the Cascade at Hemosol's Meadowpine manufacturing facility;

          o the commitment in principle of the American Red Cross that, following execution of a definitive license agreement between Hemosol and ProMetic with respect to the Cascade and the successful integration of the Cascade at the Meadowpine facility, the American Red Cross will supply plasma to Hemosol for processing and purchase from Hemosol specific therapeutic products isolated using the Cascade; and

          o identifying, developing and exploiting commercial opportunities in addition to those available from the use of the Cascade.

           The Cascade process was developed under the existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2002 to co-develop and license proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The novel Cascade process integrates proven technologies to significantly improve the yield and product recovery of valuable proteins isolated from human plasma, including facilitating extraction of novel proteins which, under traditional fractionation procedures, are not able to be recovered. Given the significantly improved yields and efficiency of the Cascade process, the commercial driver underlying the technology is its ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation procedures.

           The strategic alliance between Hemosol and ProMetic will enhance Hemosol's ongoing development of oxygen therapeutics, such as HEMOLINK, as well as other products in Hemosol's drug development pipeline. The strategic alliance will not interfere with current development programs for HEMOLINK nor will it interfere with Hemosol's objective for HEMOLINK to be off clinical-hold by the fourth quarter of 2004.

           As consideration for entering into the binding ProMetic MOU and the commencement of implementation activities by the parties, Hemosol has agreed to issue two million Hemosol common shares to ProMetic, subject to regulatory approval. Hemosol has also agreed to pay ProMetic a staged license fee with a maximum aggregate value of approximately $16.5 million, subject to the attainment of pre-determined milestones payable over approximately four years.

           The ProMetic MOU provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and royalty fees of 5% of net sales of products isolated using the Cascade to end-users.


ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

           Not applicable

ITEM 7:    OMITTED INFORMATION

           Not applicable


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
ITEM 8:    SENIOR OFFICER

           For further information, please contact Lee Hartwell, President and Chief Executive Officer of Hemosol at (905) 286-6204.


ITEM 9:    STATEMENT OF SENIOR OFFICER

           The foregoing accurately discloses the material change referred to herein.


           DATED at Mississauga, Ontario this 10th day of December, 2003.

                                             HEMOSOL INC.

                                             by  (signed) Lee Hartwell
                                                 -------------------------------
                                                 Lee Hartwell
                                                 President and Chief Executive
                                                 Officer


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
                                   SCHEDULE A
                                   ----------

HEMOSOL INC.

ATTENTION BUSINESS EDITORS:

HEMOSOL AND PROMETIC BIOSCIENCES FORM STRATEGIC ALLIANCE FOR PRODUCTION AND COMMERCIALIZATION OF PLASMA-BASED PROTEINS

TORONTO, Dec. 4 /CNW/ - Hemosol Inc. (TSX: HML, NASDAQ: HMSL) today announced that it has forged the principle terms of a strategic alliance with ProMetic Biosciences Ltd. a wholly owned subsidiary of ProMetic Life Sciences Inc. (TSX:
PLI) that will include Hemosol in-licensing the novel plasma separation technology developed by ProMetic and its strategic partner, the American National Red Cross ("American Red Cross").

Key elements of the strategic alliance include:

- Hemosol obtaining from ProMetic the exclusive North American license for the novel cascade purification process developed by ProMetic and the American Red Cross (the "Cascade") to recover valuable proteins from human plasma;

- The implementation and optimisation of the Cascade at Hemosol's state-of-the-art Meadowpine manufacturing facility in Mississauga, Ontario;

- The commitment in principle of the American Red Cross to supply raw material to Hemosol for processing and the purchase from Hemosol of specific therapeutic products isolated using the Cascade; and

- Co-ordinated business activity by Hemosol and ProMetic to generate revenue for both Companies following the successful implementation of the Cascade at the Meadowpine facility by:

          - Providing clinical trial material to the American Red Cross and other potential licensees of Cascade outside of North America; and

          - developing markets for both therapeutic and non-therapeutic plasma products produced by Hemosol employing the Cascade; and

          - identifying, developing and exploiting commercial opportunities in addition to those available from the use of Cascade.

"This exciting new opportunity to participate in the market for proven therapeutic blood products with demonstrated demand, enhances and dovetails with our ongoing development of oxygen therapeutics such as HEMOLINK as well as our drug development pipeline," said Lee Hartwell, Hemosol's President & CEO. "We believe that this strategic alliance with ProMetic combined with the commitment in principle of the American Red Cross, brings together the technology and commercial relationships necessary to establish Hemosol as a leading manufacturer of next-generation blood proteins and related products".


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
"The formation of this strategic alliance between Hemosol and ProMetic is the ideal platform to exploit the technology developed by the American Red Cross and ProMetic," stated Chris Lamb, Chief Operating Officer of the American Red Cross Plasma Services. "In light of Hemosol's considerable capabilities in this area, it is our goal to work closely with Hemosol through the implementation and approval phase for the Cascade and, once completed, to rely on Hemosol as a key supplier for new and novel therapeutic protein requirements."

The annual market for proteins capable of being isolated using the Cascade was approximately US $5.6 billion in 2002, this market is expected to increase to US $6 billion in 2005(1). Hemosol is the first licensee of this technology and will be its exclusive user to manufacture products for sale into the North American market - the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

The Cascade process was developed under the existing strategic alliance between ProMetic and the ARC that was formed in February, 2002. This novel process integrates proven technologies to significantly improve the yield and product recovery of valuable proteins isolated from human plasma. Given the significantly improved yields and efficiency of the Cascade process, the commercial driver underlying the technology is its ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation procedures.

"This is a true win-win alliance for all parties - the potentially paradigm shifting and proven technology developed by ProMetic and the American Red Cross will be paired with Hemosol's considerable experience with blood products and state-of-the-art Meadowpine facility," said Pierre Laurin, President & CEO, Prometic Life Sciences. "Given the potential of the Cascade to dramatically increase the yield of plasma derived next-generation therapeutic proteins, we look forward to continuing to execute our strategy of building a broad-based international network of licensees for this important technology."

In order to fix the principle commercial terms of this strategic alliance, Hemosol and ProMetic have executed a binding memorandum of understanding ("MoU"). As consideration for entering into this binding MoU and the commencement of implementation activities by the parties, Hemsol has agreed to issue 2.0 million common shares to ProMetic, subject to regulatory approval. Hemosol has also agreed to pay ProMetic a staged license fee with an aggregate value of approximately $16.5 million, payable over approximately four years. Part of this fee will be satisfied by the issuance to ProMetic of 1.0 million Hemosol common shares, subject to the receipt of all regulatory approvals, upon the execution of the definitive license agreement. Hemosol will also pay a pre-determined royalty to ProMetic on the sale of products isolated using the Cascade.

In addition to full-scale commercial production in North America, Hemosol is positioned to secure supplementary revenues by supplying clinical trial material to future Cascade licensees worldwide. The Company plans to target this incremental revenue opportunity by leveraging its early entrance into the market for Cascade-derived products as well as its Meadowpine manufacturing facility. Access to clinical material by subsequent licensees will be key to accelerating the approval processes for these products with various national regulators.


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
Hemosol also continues to develop its core oxygen therapeutic HEMOLINK(TM) (hemoglobin raffimer). The use of Meadowpine to manufacture products under the agreement with ProMetic will not interfere with current development programs. The Company is advancing non-clinical analysis of HEMOLINK that includes both in vitro and in vivo studies. Hemosol's goal is to review progress in these studies with the U.S. Food & Drug Administration in early 2004 with the aim of getting HEMOLINK off clinical hold by the fourth quarter of next year.

Conference Call

Hemosol, Prometic and the American Red Cross will host a conference call to discuss this strategic alliance at 10 a.m. today, December 4, 2003. Participating on the call will be Messrs Lee Hartwell, President & CEO Hemosol Inc., Pierre Laurin, President & CEO ProMetic Life Sciences Ltd., and Chris Lamb, Chief Operating Officer, American Red Cross Plasma Services. The dial-in numbers for the conference call are 1-800-273-9672 or 416-695-5806 (reference No. 1508631). The call will be audio-cast live and archived for 90 days at www.hemosol.com, www.prometic.com and www.financialdisclosure.ca.

About ProMetic Life Sciences Inc.

ProMetic Life Sciences Inc. is a world-scale biopharmaceutical company with headquarters in Montreal, additional facilities in the U.K. and a marketing presence in the U.S.A. ProMetic specializes in research, development, manufacture and marketing of a variety of commercial applications from its proprietary platform technologies, which are used in the development of therapeutics, the elimination of pathogens, proteomics and large-scale drug purification. www.prometic.com.

About Hemosol Inc.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. www.hemosol.com


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
Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

(1) Market Bureau Research Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause Hemosol's actual results to differ materially from forecasts and estimates include, but are not limited to: the successful and timely completion of the preclinical and clinical development of its products; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to manufacture or have manufactured its product in commercial quantities and at competitive costs; the competitive environment for therapeutic and non-therapeutic protein products derived from human blood; the ability to obtain adequate funding under acceptable terms to complete its development programs; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: Jason Hogan, Investor & Media Relations, (416) 361-1331, 800-789-3419, (416) 815-0080 fax, ir@hemosol.com, www.hemosol.com;
Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press. To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.


--------------------------------------------------------------------------------
(C) 2003 Canada NewsWire Ltd.



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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HEMOSOL INC.



Date:      December 11, 2003          By:  /s/ Lee D. Hartwell
                                         ---------------------------------------
                                         Name:   Lee D. Hartwell
                                         Title:  President and Chief Executive
                                                 Officer



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